UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	April 2010

SEC File No. 000-53294

ANIMAS RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1.  Press Releases: April  7, 2010

                    April 19, 2010

                    April 26, 2010

2.  Audited Financial Statements: Fiscal 2009 Ended 12/31/2009

                      Managements’ Discussion and Analysis

                      Form 52-109FV1 CEO Certification of Annual Filing

                      Form 52-109FV! CFO Certification of Annual Filing

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F                        Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd. -- SEC File No. 000-53294 (Registrant)

Date: May 11, 2010	/s/ Winnie Wong
Winnie Wong, Chief Financial Officer